CHURCHILL FINANCIAL BDC INC.

400 Park Avenue, Suite 1510

New York, NY 10022

(212) 763-4600

November 22, 2011

VIA EDGAR

Mr. Edward P. Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Churchill Financial BDC Inc.
Registration Statement on Form N-2
File No. 333-173318

Dear Mr. Bartz:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Churchill Financial BDC Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the above-referenced registration statement, as amended, and all exhibits thereto (the “Registration Statement”). The Company’s request is based upon its decision not to proceed with a public offering of securities at this time. The Registration Statement was never declared effective and no securities have been sold pursuant thereto.

The Company respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please do not hesitate to contact Steven B. Boehm or John J. Mahon of Sutherland Asbill & Brennan LLP at (202) 383-0176 and (202) 383-0515, respectively, or me at (212) 763-4612 should you have any questions with respect to this request.

Sincerely,

/s/ Alastair G.C. Merrick
Alastair G.C. Merrick
Chief Financial Officer,
Chief Administrative Officer, Treasurer and Secretary

cc:	Steven B. Boehm
John J. Mahon